Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Artisanal Distillates, LLC
131 Waverly Ave. Apt. 1F
Brooklyn , NY 11205
https://www.mezcaldeleyendas.com/

Up to $1,069,995.00 in Common Units at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Artisanal Distillates, LLC
Address: 131 Waverly Ave. Apt. 1F, Brooklyn , NY 11205
State of Incorporation: DE
Date Incorporated: January 29, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Units
Offering Maximum: $1,069,995.00 | 213,999 shares of Common Units
Type of Security Offered: Common Units
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $275.00

**Maximum Number of Units offered subject to adjustment for bonus units. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Managing Director of the Company, or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the Manging Director determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the Managing Director for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Units or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Units.

Invesment Incentives*

Friends and Family - First 72 hours | 15% bonus units

Super Early Bird - Next 72 hours | 10% bonus units

Early Bird Bonus - Next 7 days | 5% bonus units

$500

A flask with Mezcal de Leyendas logo and Peloton de la Muerte Stickers.

$1,000

A flask with Mezcal de Leyendas logo and Peloton de la Muerte stickers plus 2 mezcal veladora glasses and signed cookbook by Danny Mena called Made in Mexico, The Cookbook.

$5,000

A keychain flask with Mezcal de Leyendas logo and Peloton de la Muerte stickers plus 2 mezcal veladora glasses, and a Mezcal de Leyendas and Peloton de la Muerte cap and signed cookbook by Danny Mena called Made in Mexico, The Cookbook.

$10,000

5% bonus units. A keychain flask with Mezcal de Leyendas logo and Peloton de la Muerte stickers plus 2 mezcal veladora glasses, and a Mezcal de Leyendas and Peloton de la Muerte cap and signed cookbook by Danny Mena called Made in Mexico, The Cookbook.

$20,000

7% bonus units + Leyendas t-shirt + Peloton cap + and signed cookbook by Danny Mena called Made in Mexico, The Cookbook + 1 dedicated mezcal pairing dinner at one of our partner restaurants in NYC – airfare and hotel not included.

$50,000

10% bonus units + trip to Mexico City to have dinner paired with Mezcal de Leyendas and Peloton de la Muerte + a commemorative Limited Release Mezcal. Airfare and hotel included, purchased by the Artisanal Distillates team + signed cookbook by Danny Mena called Made in Mexico, The Cookbook.

$100,000+

15% bonus units + trip to Oaxaca and visit to the Palenque (distillery) in Oaxaca where you will meet the legendary mezcaleros + a commemorative limited release mezcal + plus a mezcal paired dinner at one of the most prestigious restaurants in Oaxaca. Airfare and hotel included, purchased by the Artisanal Distillates team + signed cookbook by Danny Mena called Made in Mexico, The Cookbook.

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Artisanal Distillates, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc.

OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 Common Units at $5.00 / share, you will receive 10 additional Common Units, meaning you'll own 110 units for $500. Fractional units will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

The story of our company reflects our pioneering spirit. When most aficionados were drinking tequila, the founders of Artisanal Distillates opened the first exclusively mezcal bar in Mexico in 2005, La Botica, and we created the buzz about mezcal in Mexico City. We decided to bottle our best-selling mezcal, and we created the Peloton de la Muerte brand name. Later as new mezcal aficionados were discovering other mezcals from Oaxaca, we were developing the distinctive agave varieties and expressions from 7 other producing regions. We built relationships with master mezcaleros, and we created the Mezcal de Leyendas brand. Our complete collection is one of the most diverse and comprehensive on the market that allows our mezcaleros to guide you through the world of mezcal.

We currently have 17 different mezcales from Mexico, representing over 15 different agaves hailing from 7 states that is available for purchase in the United States as well Mexico and other countries like Australia, the UK, and Italy. Under our brand Peloton de la Muerte, we now have 3 mezcales using 3 different varieties each offering unparalleled value and quality.

The current US system that was implemented after prohibition does not allow for brands to directly sell to consumers. So while we sell through importers/distributors and wholesalers, we directly and actively advocate and educate the consumer. We are currently selling more volume through bars and restaurants as having the bartending community support our product allows for them to act as ambassadors. But in terms of points of sale, we currently have almost a 50-50% split between bars/restaurants and liquor stores. The pandemic has only accentuated the need to have a balance in sales.

Artisanal Distillates, LLC is a U.S.-based company that previously operated as Mezcales de Leyenda LLC from 2009 to 2019. Artisanal Distillates, LLC shares the two brand names, Peloton de la Muerte and Mezcal de Leyendas, with its Mexico-based entity, Mezcales AD S.A. de C.V. However, Artisanal Distillates receives all revenue generated in the US. Catapulta LP, a Canadian entity, is an owner of both companies.

Competitors and Industry

Spirit consumers nowadays want to drink quality and premium spirits. That can be appreciated in the fact that craft and high-end spirits are the highest growth segments in the spirits market (approx. 2.5x in the last 5 years). Mezcal is one of the most promising categories within these segments. The U.S. is the largest agave spirits market in the world, accounting for ~83% of all exports of tequila (blue agave) and ~71% of all exports of mezcal (several types of agaves) from Mexico.

Mezcal is still small compared to Tequila, just 2% compared to Tequila, if measured in volume (millions of bottles per year), but almost 4% if measured in value (revenues per year). There is where the main opportunity for investors lies: we expect Mezcal will be to Tequila, what Single Malt is to Blended Whiskey.

Currently, the major competitors are controlled by large corporations like Diageo, Constellation Brands, Pernod Ricard, and Campari. There is constant influx in the category and everyday there are new brands. Brands like Fidecio Mezcal and El Buho mezcal have been on the market for almost as long as we have and are still independent brands.

Current Stage and Roadmap

<u>Current Stage</u>

We are currently looking for a Series B investment to grow our company to compete with larger corporations. We have been in the U.S. market since 2009, selling in over 30 states and over 1,500 retailers. Our brands are currently being well received in craft retail stores as well as restaurant urban centers. We have had success in larger chains like Landry's restaurant group as well as chain retail shops like Total Wine. We are currently generating revenue and expect to continue our previous sales trajectory that we have had in the past 5 years, which would almost triple our sales in the next 3 years as our company grows and the mezcal category continues to mature.

<u>Roadmap</u>

The Company's goal is to continue growing with independent retailers and restaurants and then expand into the mainstream, as the category does so. We are now working with a larger distributor in Texas and anticipate by 2022 to join 3 new states with them. We expect by 2022 to be in close to 40 states, being in all major markets.

In 2020, we launched 6 new SKUS for the Leyendas line as well as 2 new lines under the brand Peloton de la Muerte. In 2021, we have launched the first Solar Mezcal under the Leyendas line and collaborating with an artist, we will be launching a limited release mezcal under the brand Peloton de la Muerte. We will continue to focus on our core line, but we will also introduce curated mezcals made specifically for accounts to nurture our relationship and create brand loyalty!

The Team

Managers

Name: Daniel Mena

Daniel Mena's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Managing Director
  Dates of Service: January 15, 2018 - Present
  Responsibilities: Oversees the operation of the business, manages importers, distributors, and retail accounts. Manages part-time brand ambassadors in 5 markets. As a managing director, the compensation is $85,000 a year with a once yearly bonus tied directly to performance, which is 2% of revenue, triggered after a positive EBITDA as well as we reach our annual goal of minimum 20% growth in sales $.

Other business experience in the past three years:

- **Employer:** Aguila and Sol LLC (also DBA Hencho en Dumbo since 2008)
  Title: Executive Chef
  Dates of Service: September 01, 2012 - June 01, 2019
  Responsibilities: Oversaw the culinary aspect of the restaurant.

Other business experience in the past three years:

- **Employer:** La Loncheria Brooklyn
  Title: Executive Chef
  Dates of Service: June 01, 2018 - Present
  Responsibilities: Oversee the culinary aspect of the restaurant

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any unit purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the unit that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the unit back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the mezcal industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering units in the amount of up to $1,069,995 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it

cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Units. Interest on debt securities could increase costs and negatively impact operating results. Preferred units could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred units could be more advantageous to those investors than to the holders of Common Units. In addition, if we need to raise more equity capital from the sale of Common Units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per unit.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which

management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing mezcal. Our revenues are therefore dependent upon the market for mezcal.

Minority Holder; Securities with Voting Rights
The Common Units that an investor is buying has voting rights attached to them. However, you will be part of the minority unit holders of the Company and have agreed to appoint the Managing Director of the Company, or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have

much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively modest revenue. If you are investing in this company, it's because you think that the mezcal industry is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us,

including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Catapulta LP	6,540,000	Common Units	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 213,999 of Common Units.

Common Units

The amount of security authorized is 10,000,000 with a total of 6,540,000 outstanding.

Voting Rights

Each unit constitutes 1 vote.

Material Rights

Drag Along Rights

Drag-Along Rights. Notwithstanding anything to the contrary herein, the holders of more than 50% of the Company's Membership Units (the "Triggering Holder") may sell all or a portion of their Membership Units to an unaffiliated third party as part of a sale of all or a portion of the equity of the Company to the third party. If the Triggering Holder proposes to sell all or any portion of his, her or its Membership Units to an unaffiliated third party pursuant to a bona fide sale in a single transaction or series of related transactions, the Triggering Holder shall have the right to include the other Members' Membership Units in the sale (the "Drag-Along") by providing the other Members with written notice containing the terms of the Drag-Along (the "Drag-Along Notice"). Upon receipt of the Drag-Along Notice, the other Members shall take all necessary and desirable actions in connection with the consummation of the Drag-Along in order to effectively vest good title, right and interest, free and clear of all liens, claims, encumbrances and restrictions of any kind, in such third party on the same terms and conditions and for the same consideration per Membership Unit as is applicable to the Triggering Holder within not more than thirty (30) days following the Drag-Along Notice. Each other Member will bear his pro rata share of the costs and expenses incurred in connection with such sale to the extent such costs and expenses are not paid by the third party. Any transaction subject to the Drag-Along shall not be subject to the Transfer requirements set forth in the Right of First Refusal section hereinbelow.

Right of First of Refusal

At least forty-five (45) days prior to the proposed Transfer of any Membership Units held by any Member, the transferring Member (the “Transferring Holder”) shall deliver a written notice (the “Offer Notice”) to the Company and each of the Members. The Offer Notice shall disclose in reasonable detail the identity of the prospective transferee(s), the number of Membership Units contemplated to be transferred (the “Available Units”), the cash price for the Membership Units and the other terms and conditions of the proposed Transfer. The Transferring Holder shall not consummate such proposed Transfer until at least forty-five (45) days after the delivery of the Offer Notice, unless the parties to the Transfer have been finally determined prior to the expiration of such 45-day period (the date of the first to occur of (x) the expiration of such 45-day period after delivery of the Offer Notice or (y) such final determination is referred to herein as the “Authorization Date”). Notwithstanding the foregoing, the Right of First Refusal shall not apply to a Transfer that is subject to the Drag-Along hereinabove.

What it means to be a minority holder

As a minority holder of Artisanal Distillates, LLC of the Company, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the Company issuing additional units. In other words, when the Company issues more units, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into stock.
If the Company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We had a previous business called Mezcales de Leyenda, LLC, which was formed in 2008. During those years we grew the brand form 1 market to 25 markets. In 2019, we received funding and created a Limited Patnership with our new investors. With this funding we have been able to operate our business. We also have had personal funding that has helped support the business over the years.

We currently could survive 6 months without any revenue with our current cash reserves.

Foreseeable major expenses based on projections:

As we grow our business, we expect a few avenues for larger expenses.

We need to grow our inventories to ensure that we have enough product to satisfy anticipated growth, as well as to maintain our costs. Agave is a commodity that fluctuates with the market and so it makes it volatile. By having inventory on hand, we not only mitigate that issue, but also ensure we can reach our growth.

Alcohol distribution in general is a very cash intense business where we can have up to 6 months tied up, so as we grow the brand, we also need have enough working capital to be able to grow and make sure our cash flows stay positive.

And finally our other major expense will be in marketing. As there are a lot of brands on the market, we have to stand out and allow our customers to hear our story. We need to spend in digital marketing as well as guerilla marketing to have people on the streets working with buyers, bartenders and the like.

Future operational challenges:

As we grow, there will growing pains. We will need to hire management staff to oversee the sales team, that will be expensive but will be worth it. We also see that expansion into new markets working with new distributors will take time to get their attention to prove that our product can sell. Any new markets are already saturated with mezcals, compared to the demand, so we have to start from scratch. Luckily we are already in all major markets, including but not limited to New York, Illinois, California, Texas, Florida, Georgia, Louisiana, Nevada, and Colorado. The new markets we want to expand to are Arizona, Missouri, and Kansas, and though there are not as many mezcals in those markets, compared to the markets mentioned above, the demand is still low, so the supply exceeds the demand making them highly competitive markets.

Future challenges related to capital resources:

As we grow, we may have to no longer outsource our bottling and manufacturing in Mexico and will have to bring it in house. Our producers are third parties, and we may also need to bring them in house and create our own distillery to control every step of the process.

Future milestones and events:

There are a few milestones that have significance in terms of impact of the Company. As we continue to grow, we will generate more revenue and thus be able to invest more into the Company to grow and compete with the major conglomerates that are in the business. As we grow, we will begin to garner attention by them. Usually as a rule of thumb, when you reach 40,000 (9L cases) cases of sales in a year, you start to get attention where there is potential to get investment from these corporations. At 100,000 cases, that is when you have the viability of being purchased by one of them, to grow the brand in a more significant way that they know how to.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We currently have $19,800 cash on hand and had received $1,135 from a PPP loan from the SBA.

We have received investment into the partners Limited partnership, where we will receive $100,000 a year for the next 3 years. Also, there is a budget of $200,000 a year for sales team for the next 4 years. This will allow us to continue to grow without having to put that many marketing dollars into the business as well as allow us to continue to grow and have the operating expenses necessary.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We are excited about the opportunity with StartEngine. To be able to properly grow the Company, we need at least $1MM investment. We have a partner in the US that continues to support our company and allows us to operate safely, but we need an investment to be able to grow and not get overshadowed by larger companies with more capital.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are necessary to grow. We currently operate where we are financing purchase orders and then are being paid back when the funds are deposited. In order to grow, we do need some investment, whether it be through Reg CF or with another form of investment.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

With our current model, our current operating expenses are very low, and so with a minimum funding goal, this will help cover at least 1 year of operating. Our current overhead is minimal staff, office, and then we have variable expenses that are based off of monthly budgets.

How long will you be able to operate the company if you raise your maximum funding goal?

By raising our maximum goal, we will be able to operate the business indefinitely. Having said that, as we grow, the capital needs will only continue to grow, and we expect a burn rate of about $50,000 per month.

Are there any additional future sources of capital available to your company?

(Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As we grow, and have this business established, we will look for the opportunity to use a line of credit to assist with the cash flow as well as contemplate in the next 10 years either do a capital raise, or work with as strategic investor and work together to grow the brand.

Indebtedness

- **Creditor:** First Beer LLC
  Amount Owed: $12,675.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2021
  The original commitment amount of the loan was $15,475.

- **Creditor:** Paycheck Protection Program ("PPP") Loan (via SBA)
  Amount Owed: $1,135.00
  Interest Rate: 1.0%
  Maturity Date: May 01, 2023

- **Creditor:** Fischer and Company
  Amount Owed: $33,785.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2023

- **Creditor:** Bravemerman and Company
  Amount Owed: $10,162.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2021

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $32,700,000.00

Valuation Details:

The Company set its valuation based on several factors:

We first did a financial model using our historical sales, then setting a model for future sales, based off our growth, and the potential growth of the category in general, assuming certain risk factors. This model generated a valuation using perpetual growth at 3% and a discount rate of 17%.

Since we have built the brand starting in 2009, more than a decade ago, we have learned a lot and have gained much experience in the field. Though none of us in the Company were in the spirits business before this, our passion for mezcal guided us through the first few years. Now after much experience, we feel there are very few people that understand the Mexico side of the business, from having the most robust network of mezcaleros to the production of mezcal, as well as the distribution and sales on the US side, where we have single handedly launched in 20 different states before joining forces with a well established importer that has helped launch our brands in the majority of the markets and continues to hedge forward as industry leaders.

To make verify that our financial model was in line with the industry, we used comps based on sales. With sales of 13,913 9L cases, the valuation would give us $2,350 per case, which is right in line with start-ups in the liquor world.

Our company falls in line or surpasses industry standard in two ways: we are in an industry (mezcal) that is experiencing tremendous growth (more than 30% since 2014), and we are surpassing that growth with our own company (almost 40% over the same time period).

The pre-money valuation has been calculated on a fully diluted basis. The Company does not have preferred units; all outstanding options, warrants, and other securities with a right to acquire units are exercised; no units are reserved for issuance under a stock plan are issued.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  65.0%
  We will divide the marketing budget to focus on 3 main strengths. We will continue to add to our sales team, continue to educate and promote our mezcal to have a knowledgeable consumer. We will also continue to push digital marketing in social media platforms to engage consumers. And finally we will continue to support our accounts throughout the country that will in turn continue to push the brand creating brand loyalty.

- *Working Capital*
  31.5%
  The spirits industry is very cash intensive, so we need working capital for up to 6 months to be able to ramp up to be able to continue to satisfy major retailers as mezcal continues to grow exponentially in popularity.

If we raise the over allotment amount of $1,069,995.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  38.0%
  We will divide the marketing budget to focus on 3 main strengths. We will continue to add to our sales team, to continue to educate and promote our mezcal to have a knowledgeable consumer. We will also continue to push digital marketing in social media platforms to engage consumers. And finally we will continue to support our accounts throughout the country that will in turn continue to push the brand creating brand loyalty.

- *Operations*
  21.5%
  As our sales grow, we need to ensure we have the correct operations, from having the right digital tools for our business to grow, to be efficient as well as mechanical tools like a bottling line that will make the Company more efficient and thus more profitable, but also to ensure we maintain our quality.

- *Working Capital*
  10.0%
  The spirits industry is very cash intensive, so we need working capital for up to 6 months to be able to ramp up to be able to continue to satisfy major retailers as mezcal continues to grow exponentially in popularity.

- *Inventory*
  27.0%
  Mezcal is a spirit based off agave that has a cyclical trend, that when the costs go up, it makes the operating margin very low, so in order to combat that, when agave prices are low, we are going to build our inventory to maximize our profits and have enough product to support our customers.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.mezcaldeleyendas.com/ (We will create a section that says investors, and we will add it to that link, which will be password protected.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mezcales-de-leyenda

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Artisanal Distillates, LLC

[See attached]

ARTISANAL DISTILLATES LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2020 AND 2019

Artisanal Distillates LLC

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management of
Artisanal Distillates LLC
Brooklyn, NY

We have reviewed the accompanying financial statements of Artisanal Distillates LLC (a limited liability company), which comprise the statement of assets, liabilities, and equity – cash basis as of December 31, 2020 and 2019, and the related statements of revenues, expenses, cash flows, and changes in member's equity – cash basis for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the cash basis of accounting; this includes determining that the cash basis of accounting is an acceptable basis for the preparation of financial statements in the circumstances. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the cash basis of accounting. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the cash basis of accounting.

Basis of Accounting

We draw attention to Note 1(B) of the financial statements, which describes the basis of accounting. The financial statements are prepared in accordance with the cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our conclusion is not modified with respect to this matter.

Braverman CPA PC
New York, NY
March 09, 2021

ARTISANAL DISTILLATES LLC
STATEMENT OF ASSETS, LIABILITIES, AND EQUITY - CASH BASIS
FOR PERIODS ENDED DECEMBER 31, 2020 AND 2019

ASSETS

	2020	2019
CURRENT ASSETS		
Cash	$ 7,859	$ 5,231
Inventory	201,075	-
TOTAL CURRENT ASSETS	208,934	5,231
NON-CURRENT ASSETS		
Equipment	863	863
Start-up Costs	532,862	532,862
Prepaid Expense - Security Deposit	1,610	-
Accumulated Depreciation/Amortization	(51,189)	(15,665)
TOTAL NON-CURRENT ASSETS	484,146	518,060
TOTAL ASSETS	693,080	523,291

LIABILITIES AND MEMBER'S EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts Payable	43,947	-
Loan Payable	12,675	-
TOTAL CURRENT LIABILITIES	56,622	-
NON-CURRENT LIABILITIES		
Paycheck Protection Program Loan (PPP)	1,135	-
TOTAL NON-CURRENT LIABILITIES	1,135	-
TOTAL LIABILITIES	57,757	-
MEMBER'S EQUITY		
Member's Equity	641,429	601,749
Accumulated Deficit	(6,106)	(78,458)
TOTAL MEMBER'S EQUITY	635,323	523,291
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 693,080	$ 523,291

Reviewed - See accompanying notes

ARTISANAL DISTILLATES LLC
STATEMENT OF REVENUES AND EXPENSES - CASH BASIS
FOR PERIODS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Operating Income		
Sales	$ 1,022,162	$ 120,238
Other Event Income	1,989	-
Cost of Goods Sold	(902,061)	(88,910)
Gross Profit	122,090	31,328
Operating Expense		
Salaries & Wages	21,750	5,450
Rent	7,862	40
Depreciation & Amortization	35,524	15,665
General & Adminstrative	21,948	6,369
Legal & Professional	15,978	30,525
Selling & Marketing	14,954	51,187
Total Operating Expenses	118,016	109,237
Net Income from Operations	4,074	(77,909)
Other Income (Expense)		
Sublease Income	1,800	-
Taxes, Licenses & Fees	(550)	(549)
Interest Expense	(11,430)	-
Net Income	$ (6,106)	$ (78,458)

Reviewed - See accompanying notes

ARTISANAL DISTILLATES LLC
STATEMENT OF CASH FLOWS - CASH BASIS
FOR PERIODS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Cash Flows From Operating Activities		
Net Loss For The Period	$ (6,106)	$ (78,458)
Change in Accounts Payable	43,947	-
Change in Inventory	(201,075)	-
Change in Prepaid Expense - Security Deposit	(1,610)	-
Depreciation	35,524	15,665
Net Cash Flows From Operating Activities	(129,320)	(62,793)
Cash Flows From Investing Activities		
Change in Start-up Costs	-	(532,862)
Change in Equipments	-	(863)
Net Cash Flows From Investing Activities	-	(533,725)
Cash Flows From Financing Activities		
Change in Loan Payable	12,675	-
Change in Loan Payable (PPP)	1,135	-
Change in Contributed Capital	39,680	601,749
Change in Retained Earnings	78,458	-
Net Cash Flows From Financing Activities	131,948	601,749
Cash at Beginning of Period	5,231	-
Net Increase (Decrease) In Cash	2,628	5,231
Cash at End of Period	$ 7,859	$ 5,231

Reviewed - See accompanying notes

ARTISANAL DISTILLATES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY - CASH BASIS
FOR PERIODS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Balance, Beginning of Year	$ 523,291	$ -
Net Income (Loss)	(6,106)	(78,458)
Member's Contribution	118,138	601,749
Balance, End of Year	$ 635,323	$ 523,291

Reviewed - See accompanying notes

NOTES TO FINANCIAL STATEMENTS

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

A – Nature of Operations

Artisanal Distillates LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware on January 29, 2019. It was also registered to do business as a foreign entity in the State of New York on May 19, 2020. The Company is a wholesale company that mainly offers Mezcal de Leyendas and Peloton de la Muerte liquors.

The Company is a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

B – Basis of Presentation

The accompanying financial statements have been prepared in accordance with the cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America (GAAP).

This basis of presentation differs from GAAP in that revenues are recognized when received rather than earned and expenses are recognized when paid rather than when the obligation is incurred. Specifically, the variance from GAAP includes omission of account receivable, but such variance is not presumed to be material. However, similar to financial statements prepared in accordance with GAAP, these financial statements reflect the capitalized cost of property and equipment and related depreciation. The accompanying financial statements are not intended to present the financial position and results of operations in conformity with accounting principles generally accepted in the United States of America.

C – Use of Estimates

The preparation of financial statements in conformity with the cash basis requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues, expenses, gains, losses, and other changes in net assets during the reporting period. Actual results could differ from those estimates. Significant estimated inherent in the preparation of these financial statements include, but are not limited to, useful life of fixed assets, and the potential impacts arising from the novel coronavirus (COVID-19).

D – Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. As of December 31, 2020, and 2019, cash consists primarily of checking deposits. The Company's cash balances has not exceed those that are federally insured.

D – Cash and Cash Equivalents (continued)

	2020	2019
Bank deposit – business checking	$7,859	$5,231
Total cash and cash equivalents	$7,859	$5,231

E - Inventory

The Company values inventory at the lower of historical cost or market value. Costs of inventory are determined using the first-in, first-out (FIFO) method.

F – Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful life of each asset. Assets under capital lease obligations and leasehold improvements are depreciated over the shorter of the lease term or their respective estimated useful lives. The Organization generally capitalized assets with an original cost over $500.

G – Start-up Costs

The Company capitalizes start-up costs and amortizing the full amount of start-up costs over 15 years.

Start-up costs and amortization on December 31, 2020 and 2019 consists of:

	2020	2019
Capitalized start-up costs	$532,862	$532,862
Accumulated amortization	50,326	14,802
Capitalized start-up costs – net	$482,536	$518,060

H – Income Taxes

The Company is subject to tax filing requirements as a single member LLC (a disregarded entity) in the federal jurisdiction of the United States. As such, net income and certain other tax attributes are reported by the Company's members on their individual tax returns. The Company's federal income tax filings for

H – Income Taxes (continued)

2019 and 2020 will remain subject to review by the US Internal Revenue Service until 2023 and 2024, respectively.

The Company is subject to tax filing requirements in the State of New York. The Company's 2019 and 2020 New York tax filing will be subject to review by the New York State Department of Tax & Finance until 2023 and 2024, respectively.

The Company collects sales tax on behalf of the State of New York on sales to customers in that state. The Company's sales tax filings are generally subject to review for three years from the date filed.

I – Fair Value Measurements

Fair value accounting is applied for all assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company follows the established framework for measuring fair value and expands disclosures about fair value measurements.

J – Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition and disclosure in the financial statements through March 09, 2021, the date that the financial statements were available to be issued.

The COVID-19 outbreak in the United States has caused business disruption through mandated and voluntary closings. The COVID-19 outbreak is also disrupting supply chains and affecting the production and sales across a range of industries. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the closings. Therefore, the Company expects this matter to negatively impact its operating results. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact the financial condition of the Company or results of operations is uncertain.

Note 2 – General and Administrative

The following is a list of general and administrative expenses for the year ended December 31, 2020 and comparative amounts for the year ended December 31, 2019:

	2020	2019
Bank charges & fees	$2,435	$285
Office expenses & supplies	10,304	692
Meals & Entertainment	8,674	5,392
Utilities	534	0
Capitalized start-up costs – net	$ 21,948	$ 6,369

Note 3 – Current Liabilities

The current liabilities as of December 31, 2020 and 2019, are composed of the following:

	2020	2019
Accounts payable	$43,947	$0
Loan payable – current portion	12,675	0
Total cash and cash equivalents	$56,622	$0

Note 4 – Loan Payable

The Company financed start-up cost and purchase of inventory through a loan payable secured by the Company's inventories. These loans are considered obligations to lenders and are being repaid with general revenue sources monthly or yearly basis and include interest expense.

The original commitment amount of the loan from First Beer LLC is $15,475. The loan originated on March 14, 2020 and matures on December 31, 2021. There is no interest rate to be applied to the unpaid principal of this loan.

Note 4 – Loan Payable (continued)

	2020	2019
Current portion (due within 1 year)	$12,675	$0
Non-current portion (due after 1 year)	0	0
Total Loan Payable	$12,675	$0

Future minimum principal scheduled maturities as of December 31, 2021 of the debt are as follows:

Years ending December 31:

2021	$12,675

Note 5 – Equity Account

The Company maintains an equity account for its member. The equity account is subsequently increased by the amount of capital contributions made by such member to the Company and the portion of the Company's net income allocated to such member. Equity account is subsequently decreased by the amount of cash or net agreed value of actual and deemed distributions of cash or property made to such member and that portion of the Company's net loss allocated to such member.

Note 6 – Paycheck Protection Program (PPP Loan)

On May 8th, 2020, the Company was granted a loan (the "Loan") in the aggregate amount of $1,135 pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the CARES Act, which was enacted March 27, 2020.

Funds from the Loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. The Company intends to use the entire Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Artisanal Distillates

Your guide to the world of mezcal


"EL BICHO"
ALAMBIQUE SOLAR
TINA DE ENFRIAMIENTO
HORNO SOLAR
PANELES SOLARES
TINAS DE FERMENTACION
MEZCAL DE LEYENDAS
VINATA SOLAR
'VINATA SOLAR'

$0.00 raised

0 Investors	**$32.7M** Valuation
$5.00 Price per Share	**$275.00** Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Website | Brooklyn , NY | FOOD & BEVERAGE

Artisanal Distillates is a mezcal company dedicated to helping consumers explore the world of mezcal through a combination of unique products and educational resources.

Reasons to Invest

- The US is the largest market for agave spirits in the world, representing 71% of all mezcal exports from Mexico for 2020.
- The US mezcal category has consistently grown over 30% since 2014, and Artisanal Distillates' sales have grown by ~40% per year during the last 5 years.
- Artisanal Distillates sells in ~31 US states, over 1,500 bars and restaurants, and more than 1,500 retail stores, including key strategic accounts like Whole Foods, Astor, Total Wine, and Drizzly.

Helping people explore the world of mezcal

At Artisanal Distillates, we currently have one of the most comprehensive and diverse collections of artisanal Mezcals in the market and we want to spread that knowledge to everyone. We are aiming to become the first net-zero mezcal or tequila company, recently having launched a mezcal that was distilled only using solar energy. Despite our size, we are still an independent mezcal company, and we believe we will ensure our position as industry leaders, through the power of crowdfunding via our first private offering.

Fact:

Mezcal Is Delicious

Opinion:

Everyone Should Know That

Strategy

Our 2 brands have created one of the most comprehensive collections of mezcal on the market



MEZCAL DE LEYENDAS®


PELOTÓN DE LA MUERTE
VIVA
deHidalgo

THE PROBLEM

Most spirit consumers know very little about what mezcal has to offer

We believe that people all over the world should know about mezcal, and we are on a mission to educate consumers and reveal the universe of distinctive distillates produced in the many agave regions of Mexico. As a result of these efforts, we hope to give traditional mezcal producers (*Maestros Mezcaleros*) the recognition they deserve, while also helping the socio-economic development of their communities.


Problem
People Know Very Little
About Mezcal

When it comes to spirits, mezcal possesses a truly unparalleled range of flavor profiles, which we believe will one day make it the "Wine of Distillates".


Scotch/ Whisky
~5 Grains
Cognac
~4 Grapes
Mezcal
~200 Species Of Agave
Mezcal
Scotch Whisky
Cognac
Richness of flavor profile indicator for each distillate

THE SOLUTION

A guide to the world of mezcal that introduces the best *Maestros Mezcaleros* we have met

Artisanal Distillates is helping people explore the world of mezcal through our two brands: **Peloton and Leyendas**. Peloton includes an introductory set of mezcals with the best ratio of price and quality, while Leyendas is one of the most diverse and comprehensive collections of artisanal mezcals available in the market.



Peloton
Introductory Mezcal Collection

We plan to offer unique products such as tasting packs that allow our customers to sample the 12 main agaves, as well as exceptional educational resources such as videos, infographics, and case studies done in collaboration with top research institutions across Mexico.



LEYENDAS
MAGUEY CUISHE
LEYENDAS
MAGUEY JABALI
LEYENDAS
MAGUEY MEXICANO
LEYENDAS
VINATA SOLAR
Leyendas
Comprehensive Artisanal Collection

THE MARKET

The mezcal and tequila markets continue to boom, with the US being their largest importer

An increasing number of US consumers are buying better and more expensive spirits, with the craft spirit market seeing more growth in the last 5 years than ever before. The US is the largest market for agave spirits in the world, representing 83% of all tequila exports and 71% of all mezcal exports from Mexico for 2020. The US mezcal category has consistently grown by over 30% since 2014.

Global Production Of Mezcal



Over
30% Growth
7M
6M
5M
4M
3M
2M
1M
Liters
2014
2015
2016
2017
2018
2019

Global Agave Spirit Exports



Tequila
Mezcal
83%
71%
Exported To The United States

Source

OUR TRACTION

We have experienced major growth since inception, and have played a unique role in helping shape the mezcal industry

We are one of the largest, independent, US-based, and Mexican-owned mezcal company, with over 15 years of experience. Our main market and focus is the US, where our brands have grown by ~40% per year during the last 5 years, outperforming the industry.

Mezcal Exports

(Millions, Liters)



5
4
3
2
1
0
+33%
~1.5M
~4.5M
2015
2019


Artisanal Distillates
(US Sales in L)
150
100
50
0
+38%
50k
125k
2015
2019

Source

We are currently selling in ~31 US states, in over 1,500 bars and restaurants, including many flagships venues such as Employees Only, The Girl and the Goat, Empellon, and Pouring Ribbons, as well as more than 1,500 retail stores, including key strategic accounts like Whole Foods, Astor, Total Wine, and Drizzly.

Flagship Venues

Key Strategic Accounts

Additionally, we actively participate in the Mezcal Regulatory Council, where we have pushed for several initiatives dictating the rules of mezcal production. One of our initiatives required all mezcal to be 100% agave, strengthening mezcal positioning as a quality spirit, and required labels to clearly indicate production type, agave type and mezcal origin.

WHAT WE DO

We are cultivating a widespread appreciation of mezcal

Our two brands, Peloton & Leyendas, each have a specific focus:

Peloton allows consumers to learn about artisanal mezcal at an affordable price, while also encouraging mixologists to flex their creativity and transform our mezcals into fantastic cocktails. Peloton 'Espadin' was designated to give the best price to quality ratio, while our newest addition Peloton 'Pechuga' presents a unique product to the mezcal category as it is a vegan, citrus-flavored mezcal that offers a unique opportunity for cocktails. Finally, Peloton 'Criollo' is a sophisticated mezcal to appeal to people who want to explore mezcal a little deeper, but still offered at entry-level price maintaining Peloton's focus to offer great value mezcals.


PELOTÓN DE LA MUERTE

Stay True. Find Your Peloton


-ESPADÍN-
-CRIOLLO-
-vegan-
-PECHUGA-







Leyendas celebrates the *maestros mezcaleros*, offering high-quality spirits to consumers who may or may not already have some experience with mezcal. Our collection of over 12 types of agaves is one of the most complete and diverse on the market, allowing the consumer to explore the world of mezcal through our brand.

MEZCAL DE LEYENDAS®

Your Guide To The World Of Sustainable Mezcals


COYOTE
PICHUMEL
ESPADIN
ANCHO
JABALI
CUISHE
VERDE
MEXICANO
CENIZO
AZUL
MANSO
TOBALA



THE BUSINESS MODEL

Continuous growth, with healthy profit margins

Over the course of 15+ years, we have selected and partnered with the most recognized *Maestros Mezcaleros* from several regions in Mexico. We directly source artisanal mezcals through them, bottle them in in Mexico and import the final product into the US. We then ship to several leading craft distributors in key regional markets within the US.


We've Picked The Best Mezcaleros


We Directly Source And
Bottle The Mezcal In Mexico


We Ship To Several Leading
Craft Distributors In The U.S.

HOW WE ARE DIFFERENT

Teaching the way, leading the industry

Artisanal Distillates' key differentiator is our dedication to educating the public about mezcal and introducing consumers to the flavors and varieties of a myriad of regions. 80% of mezcal brands are made only using agave espadin, but the flavors of agave are just as diverse as wine!

Considering that most consumers in the US do not know about mezcal, that expertise should be valuable as the mezcal category grows and a good portion of those future consumers learn about mezcal through us.


Agave Plant
Mezcalero
Region Of Mexico
Process Info.

THE VISION

We aim to position our brands at the forefront of the industry and lead the charge for clean production

We believe Leyendas will be the reference for any mezcal aficionado, a respected guide, always providing new, selected, artisanal, mezcal expressions from the various agave regions and *maestros mezcalero*s. We believe that Peloton will become a mainstream brand, transcending the mezcal category through its inspiring message, maintaining its alternative and rebellious vibe.


Leyendas
Respected Guide For
Mezcal Aficionados

Our goal is for Artisanal Distillates to become the first carbon-neutral mezcal company, by pursuing a combination of plantations of biofuels for artisanal production, as well as solar-powered distillation facilities.

We have a net-zero program to achieve that goal across the company in 2021. In the long term, we aim to become carbon negative by 2024 through a combination of reforestation, regenerative agriculture, and renewable energies.


Vinata Solar
Mezcal Distilled With Solar Power
LEYENDAS
VINATA SOLAR



Cooking: steam heated steel oven



Grinding: mechanical grinder



Fermentation: oak wood tanks



Distillation: copper alembic still

OUR LEADERSHIP

Pioneers of mezcal and tastemakers of the market

Our founder of the company: Cesar Gonzalez is based in Mexico City and Danny Mena in New York City. Cesar supervises production, distribution, and new product development, while Danny oversees all US distribution, sales, and marketing. Back in 2005, when most were drinking tequila, Cesar opened the first mezcal bar, "La Botica", which helped create the buzz about mezcal in Mexico City, and since then, he's been a leader in the industry, helping draft the new rules of mezcal production. Danny is also a renowned chef and author, whose family owns a hip restaurant in Brooklyn, and who brings the taste and culture of the Mexican gastronomic scene to both the US and Mexico.

Our import and US distribution is overseen by MSW Walker, a 5th-generation, family-owned wine and spirits importer and distributor that serves retail stores, restaurants, and hotels in 27 states.



WHY INVEST

Mezcal could be to tequila, what single malt is to blended whiskey

We believe we know the mezcal industry better than anybody and possess the right team to guide new customers into the world of mezcal, as leaders in the category. The craft spirits market segment is experiencing the best growth in the US spirit industry, and mezcal is uniquely endowed to be a major player within the craft movement. The mezcal category in the US is consistently growing, and our sales are reflecting that trajectory.

Our business is rivaling other mezcal brands with far larger budgets, owned by the top distributors in the world, and we believe that with the force of crowdfunding, we will be able to beat them!



PELOTÓN DE LA MUERTE
MEZCAL DE LEYENDAS
Join Us In Spreading The Word Of Mezcal!

May 5, 2005



The founders begin to learn about mezcal and open the first Mezcal bar in Mexico City.

We began our journey into mezcal.

January 2006

The line Mezcales de Leyenda is created.

The first sales of Mezcales de Leyenda in the Mexico market.

August 2008



We begin to sell Mezcales de Leyenda in the US market.

We start with 3 mezcales, each from a different state, each from a different agave.

December 2009



Peloton de la Muerte hits the US market.

Seeing the demand for a cocktail that is smooth enough to mix, and complex enough to sip, we introduce Peloton de al Muerte.

2011

Expansion begins.

We expand to California, Illinois, and Georgia.

2017



Release of four ultra limited mezcals.

We release 4 mezcals that had never been seen in the US market including a mezcal from the astonishing maguey Montana.

June 1 2020



We rebrand our company to Mezcal de Leyendas.

After 2 years of design, we create a new packaging that complements the spirit perfectly.

January 2020



Peloton de la Muerte creates 2 new line extensions.

We release 2 new mezcals from Peloton de la Muerte.

March 2021

We go on to StartEngine for crowdfunding.

We are so proud to have been selling for close to 15 years and continuing to grow. We now turn to you to help us get to our next milestone.

Anticipated: 2022



Leyendas portfolio completes

We complete our portfolio with 12 mezcales all from different agaves and our Solar Powered mezcal.

Anticipated: January 2023

We reach a volume milestone.

We reach an important milestone of selling 40,000 cases. With this volume, we are now on everyone's radar as a mezcal that is found in a significant amount of bars and stores.

In the Press

spirited · WINE ENTHUSIAST · Robb Report · thrillist

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Meet Our Team



Danny Mena

Managing Director

Danny Mena is a Mexican-born, New York City-educated alum of fine dining restaurants like Blue Hill and The Modern. He is the proprietor of a Mexican luncheonette in Bushwick, Brooklyn called La Loncheria, as well as a co-owner of Mezcal de Leyendas' family of brands.

Mena's pathway to the culinary world came via several detours. By the time he was studying engineering at Virginia Tech, Mena was hosting dinner parties for friends, delighting in exposing them to real Mexican dishes that reflected the essence of his native country's culture.

Not cut out for the corporate politics associated with his first job, he moved to New York enrolled at the International Culinary Center (formerly FCI) Before graduating, he interned at Blue Hill NYC before taking on his first professional culinary job at The Modern. Mena left and opened a small collaboration in an unutilized space in DUMBO. Their collaboration opened as Hecho en Dumbo and eventually moved to the Bowery serving traditional Mexican food that Mena had become so fond of. Hecho en Dumbo closed in 2018, 11 years after its inception.

In 2009 Mena begin distributing Mezcal de Leyendas in the United States. Since then, Mena has melded his focus on his original passion of cooking and with his new passion of mezcal. Over the past 12 years the brand has become one of the brands of the world, growing in double digits year on year. Spreading from NYC, Mezcales de Leyenda is now in the vast majority of states in the United States, as well as Canada, the UK, France, Belgium, Italy, Singapore and, of course, maintains a major footprint in Mexico.

Mena has continued to use his engineering skills, working on the production side of business, with its continuous growth, as well as learning on brand building and marketing side of business, as well as working with distributors and retailers.

In 2019 he published his first cookbook called, Made in Mexico: Classic and Contemporary Recipes from Mexico City published by Rizzoli. More than just a cookbook, it's also a culinary guide to one of the gastronomic centers of the world.



César González Hermosillo Domínguez

Founder

Our founder who lead the company: César González Hermosillo Domínguez is based in Mexico City. César supervises production, distribution, and new product development, while back in 2005, when most were drinking tequila, César opened the first mezcal bar, "La Botica", which helped create the buzz about mezcal in Mexico City, and since then, he's been a leader in the industry, helping draft the new rules of mezcal production.

**Work History*

Founder and Managing Director of La Botica SAPI CV. 2005 - Present. 15 yrs, 10 months.

___

Treasurer of COMANDO (Comite Nacional para la Sustentabilidad del Maguey, Mezcal y Destilados de Origen). 2009 to Present. 12 yrs.

___

Associate CRM (Mezcal Regulatory Council). 2009 - Present. 12 yrs.

**Education*

BA in Architecture (Universidad Iberoamericana) - 1994 to 1999

MBA (IPADE) - 2014 to 2016

Offering Summary

Company	:	Artisanal Distillates, LLC
Corporate Address	:	131 Waverly Ave. Apt. 1F, Brooklyn , NY 11205
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,069,995.00
Minimum Investment Amount (per investor)	:	$275.00

Terms

Offering Type	:	Equity
Security Name	:	Common Units
Minimum Number of Shares Offered	:	2,000
Maximum Number of Shares Offered	:	213,999
Price per Share	:	$5.00
Pre-Money Valuation	:	$32,700,000.00

**Maximum Number of Units offered subject to adjustment for bonus units. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Managing Director of the Company, or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the Manging Director determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the Managing Director for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Units or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Units.

Invesment Incentives*

Friends and Family - First 72 hours | 15% bonus units

Super Early Bird - Next 72 hours | 10% bonus units

Early Bird Bonus - Next 7 days | 5% bonus units

$500

A flask with Mezcal de Leyendas logo and Peloton de la Muerte Stickers.

$1,000

A flask with Mezcal de Leyendas logo and Peloton de la Muerte stickers plus 2 mezcal veladora glasses and signed cookbook by Danny Mena called Made in Mexico, The Cookbook.

$5,000

A keychain flask with Mezcal de Leyendas logo and Peloton de la Muerte stickers plus 2 mezcal veladora glasses, and a Mezcal de Leyendas and Peloton de la Muerte cap and signed cookbook by Danny Mena called Made in Mexico, The Cookbook.

$10,000

5% bonus units. A keychain flask with Mezcal de Leyendas logo and Peloton de la Muerte stickers plus 2 mezcal veladora glasses, and a Mezcal de Leyendas and Peloton de la Muerte cap and signed cookbook by Danny Mena called Made in Mexico, The Cookbook.

$20,000

7% bonus units + Leyendas t-shirt + Peloton cap + and signed cookbook by Danny Mena called Made in Mexico, The Cookbook + 1 dedicated mezcal pairing dinner at one of our partner restaurants in NYC – airfare and hotel not included.

$50,000

10% bonus units + trip to Mexico City to have dinner paired with Mezcal de Leyendas and Peloton de la Muerte + a commemorative Limited Release Mezcal. Airfare and hotel included, purchased by the Artisanal Distillates team + signed cookbook by Danny Mena called Made in Mexico, The Cookbook.

$100,000+

15% bonus units + trip to Oaxaca and visit to the Palenque (distillery) in Oaxaca where you will meet the legendary mezcaleros + a commemorative limited release mezcal + plus a mezcal paired dinner at one of the most prestigious restaurants in Oaxaca. Airfare and hotel included, purchased by the Artisanal Distillates team + signed cookbook by Danny Mena called Made in Mexico, The Cookbook.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Artisanal Distillates, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 Common Units at $5.00 / share, you will receive 10 additional Common Units, meaning you'll own 110 units for $500. Fractional units will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

"What We Do" Section

[Spanish audio] [English subtitles]

The town where I was born is San Luis Atolotitlan. It's got its own magueys to extract mezcal. These are pathways where no trucks can get through, so we need to bring the donkeys or horses to move our pinas, our agaves, for at least three hours walking down the foot of the palenque. We each do our part . . . My mom prepares our meals in the kitchen and kindly brings them to the ranch to feed us while we work. I learnt from my grandparents, from my father, and I am teaching my children as well, so this work doesn't end here, because this should continue for generations to come. To all who are watching, I send my regards, and thank you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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Minimum and Maximum Investment Amounts

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED
OPERATING AGREEMENT
OF
ARTISANAL DISTILLATES LLC

This Amended and Restated Operating Agreement, dated as of March 10, 2021, is entered into by the undersigned.

WHEREAS, a limited liability company known as ARTISANAL DISTILLATES LLC (the "Company") has been formed pursuant to the Act; and

WHEREAS, an Operating Agreement of the Company, dated as of __________ was previously executed and delivered and serves as the operating agreement for the Company (the *"Prior Operating Agreement");*

WHEREAS, the undersigned desire to establish their respective rights and obligations pursuant to the Act and further amend and restate the Prior Operating Agreement as contemplated herein;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees as follows:

ARTICLE I
DEFINITIONS

1.1 *Definitions.* In this Agreement, the following terms shall have the meanings set forth below:

"Act" means the Delaware Limited Liability Company Act, as amended and in effect from time to time.

"Adoption Agreement" shall have the meaning ascribed to it in Section 3.2(b).

"Affiliate" means any Person controlled by or under common control with a Person and any immediate family member of a Person.

"Agreement" means this Amended and Restated Operating Agreement of ARTISANAL DISTILLATES LLC together with all the Schedules and Exhibits hereto.

"Authorization Date" shall have the meaning ascribed to it in Section 7.2(a).

"Available Unit Purchase Notice" shall have the meaning ascribed to it in Section 7.2(b).

"Available Units" shall have the meaning ascribed to it in Section 7.2(a).

“Board of Managers” means the Managers and such additional or successor Managers as are elected in accordance with this Agreement.

“Certificate of Formation” means the Certificate of Formation of the Company filed or to be filed with the Delaware Secretary of State, as they may from time to time be amended.

“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time, as interpreted by the applicable regulations thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

“Company” has the meaning ascribed to it in the recitals.

“Distribution” means any cash and other property distributed to a Member by the Company from the operations of the Company or from capital.

“Drag Along” shall have the meaning ascribed to it in Section 7.3.

“Drag Along Notice” shall have the meaning ascribed to it in Section 7.3.

“Fiscal Year” means the fiscal year of the Company, which shall be the year ending December 31.

“IRS” means the Internal Revenue Service of the U.S. Department of the Treasury.

“Liquidating Event” shall have the meaning ascribed to it in Section 8.2(a).

“Liquidator” shall have the meaning ascribed to it in Section 8.2(a).

“Manager” means Daniel Mena and such additional or successor Manager as are elected in accordance with this Agreement.

“Member” shall mean each Person who or which executes a counterpart of this Agreement as a Member and each Person who or which may hereafter become a party to this Agreement, but shall not include any Person who ceases to be a Member, for any reason, in accordance with the terms of this Agreement. For all purposes, each Member, as defined herein, shall be deemed to be a “member” as such term is defined in the Act.

“Membership Interest” means an ownership interest in the Company held by each Member. A Membership Interest includes any and all benefits to which the holder of such a Membership Interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. A Membership Interest may be expressed as a number of Membership Units. The ownership of Membership Units shall be evidenced by such form of certificate for units as the Board of Managers adopts from time to time. If no such form of certificate is adopted by the Board of

Managers, the Membership Units shall be deemed to be uncertificated securities as defined in the Delaware Uniform Commercial Code.

"Membership Units" means the units evidencing a right to receive distributions of the Company issued to such Member in the numbers set forth opposite such Member's name on Schedule A annexed hereto, as may be amended from time to time.

"Offer Notice" shall have the meaning ascribed to it in Section 7.2(a).

"Percentage Interest" means, as to a Member, his, her or its interest in the Company as determined by dividing the Membership Units owned by such Member by the total number of Membership Units then issued and outstanding and as specified in Schedule A attached hereto, as such Schedule may be amended from time to time.

"Permitted Transferee" means (a) the descendants of a Member, (b) a trust for the benefit of a Member's descendants or other Members, (c) another Member or Members, (d) the personal representative of the estate of any Person described in clause (a) or (c), or (e) the Company.

"Person" means any natural person or any corporation, governmental authority, limited liability company, partnership, trust, unincorporated association or other entity.

"Regulations" means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Substituted Member" shall have the meaning ascribed to it Section 7.6(b).

"Terminating Capital Transaction" means any sale or other disposition of all or substantially all of the assets of the Company or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the Company.

"Transfer" shall have the meaning ascribed to it in Section 7.1.

"Transferring Holder" shall have the meaning ascribed to it in Section 7.2(a).

"Triggering Holder" shall have the meaning ascribed to it in Section 7.3.

ARTICLE II
ORGANIZATION

2.1 *Formation.* The parties have caused the formation of the Company pursuant to the Act by filing the Certificate of Formation with the Delaware Secretary of State.

2.2 Operating Agreement. This Agreement amends, restates and replaces the Prior Operating Agreement in all respects and upon the execution and delivery of hereof, this Agreement, including all of the Schedules and Exhibits hereto, shall constitute the "Operating Agreement" of the Company as such term is used in the Act. By execution and delivery of this Agreement, the amendment and restatement of this Agreement has been approved by Catapulta LP in its capacity as a Member holding not less than a majority of the issued and outstanding Membership Units.

2.3 Election to be Taxed as a Corporation. The Company has filed Form 8832 with the IRS and has elected to be taxed as an association taxable as a corporation in accordance with Section 301.7701-3 of the Regulations.

ARTICLE III
MEMBERS

3.1 Membership Units; Names and Addresses.

(a) The Company is hereby authorized to issue Membership Units designated as "Membership Units" and shall be authorized to issue up to 10,000,000 Membership Units. Membership Units shall be entitled to the allocations and distributions set forth in this Agreement and Members shall be entitled to one (1) vote for each Membership Unit held by such Member.

(b) The names, addresses, and number of Membership Units held by each of the Members are as set forth in Schedule A to this Agreement.

3.2 Additional Members; Acknowledgments of Additional Members Regarding Operation of the Company.

(a) A Person may be admitted as a Member after the date of this Agreement upon a vote of the Members in accordance with Section 3.7 hereof. At the time of such vote, and the number of Membership Units to be allocated to such Person upon admission as a Member.

(b) Notwithstanding the foregoing, no Person shall become a Member until such time as that Person has executed and filed with the Company an adoption agreement (which has been countersigned by a duly authorized representative of the Company) whereby such Person has agreed to be bound by the terms and conditions of this Operating Agreement (the "Adoption Agreement", in the form as substantially set forth on Exhibit B attached hereto) and provided the purchase price for the Membership Units to the Company in accordance with the terms of the subscription agreement executed by the Member.

(c) Upon the admission of an additional Member in accordance with this Section 3.2, the Board of Managers shall amend Schedule A to reflect the admission of such additional Member.

(d) Each of the Persons that become additional Members of the Company acknowledge and agree that:

(i) Catapulta LP *("Catapulta")* owns more than a majority of the Membership Units and controls the operation of the Company and may amend this Agreement without the consent of any other Member;

(ii) in connection with the operation of the Company, Catapulta may enter into one or more interested transactions (i.e., transactions between the Company and Catapulta and/or transactions between the Company and an entity in which Catapulta holds an equity interest) (each, an *"Interested Transaction")* and Catapulta shall be entitled to unilaterally approve all such Interested Transactions on behalf of the Company without the vote of any other Member of the Company;

(iii) the Company may convert into a corporation under applicable state laws in the future which may be approved unilaterally by Catapulta in its capacity as Member holding more than a majority of the issued and outstanding Membership Units;

(iv) each Member has reviewed the terms of the disclosure documents provided in connection with the offering of Membership Units and understands the risks associated with the purchase of the Membership Units;

(v) it is currently contemplated that the Company may engage in one or more future equity financings which will result in dilution relative to the existing Members of the Company; and

(vi) Mena shall not have any liability arising from exercising his discretion in his capacity as sole Manager of the Company and Member of the Company holding more than a majority of the issued and outstanding Membership Units of the Company.

3.3 *Books and Records.* The Company shall keep books and records of accounts and minutes of all meetings of the Members. Such books and records shall be maintained on a cash basis in accordance with this Agreement and with generally accepted accounting principles.

3.4 *Information.* Each Member may inspect during ordinary business hours, and at the principal place of business of the Company, the Articles of Organization, this Agreement, the minutes of any meeting of the Members and any tax returns of the Company for the immediately preceding three Fiscal Years.

3.5 *Meetings of Members.* The Members shall meet at such times as meetings are called in accordance with the Operating Procedures set forth on Exhibit A. Meetings of Members and governance of the Company shall be in accordance with such Operating Procedures.

3.6 Voting Agreements. An agreement between two or more Members, if in writing and signed by the parties thereto, may provide that in exercising any voting rights, the Membership Units held by them shall be voted as therein provided, or as they may agree, or as determined in accordance with a procedure agreed upon by them.

3.7 Action by Vote of the Members. Except as otherwise provided in the Act, the Certificate of Formation or this Agreement, whenever the Members are required or permitted to vote or otherwise act, the affirmative vote of Members holding not less than a majority of the Membership Units shall be the act of the Members.

3.8 Independent Business Opportunities. Each Member may engage independently or with others, for their own accounts and for the accounts of others, in other business ventures and activities of every nature and description (each, an *"Independent Business Opportunity").* Neither the Company nor any other Member shall have the right to participate in any manner in any such Independent Business Opportunity of a Member or in any profits or income earned or derived therefrom.

ARTICLE IV
MANAGEMENT AND EXTRAORDINARY TRANSACTIONS

4.1 Management. The Company's business shall be managed by the Board of Managers, who shall be elected by the Members in accordance with Section 3.7 hereof. Except as otherwise provided in this Agreement, all management decisions shall be determined by the Board of Managers in accordance with the Operating Procedures attached hereto as Exhibit A.

4.2 Duty of Manager. Each Manager shall perform his or her duties as a Manager in good faith and with that degree of care which an ordinary prudent person in like position would use under similar circumstances. In performing his or her duties, a Manager shall be entitled to rely on information, opinions, reports and statements, including, without limitation, financial statements and other financial data, in each case prepared by any Person as to matters the Manager reasonably believes are within such Person's professional or expert competence.

4.3 Number, Tenure and Qualifications of Manager. The Company shall have one Manager which shall be Daniel Mena ("Mena"). The number of Managers of the Company may be amended from time to time by vote of Members in accordance with Section 3.7 hereof. The Managers shall hold office until the next annual meeting of Members or until a successor shall have been elected and qualified.

4.4 Powers of Managers. Except as otherwise set forth in this Agreement, including without limitation Section 4.11, the Board of Managers shall have the power and authority, on behalf of the Company, to (a) purchase, lease or otherwise acquire from, or sell, lease or otherwise dispose of to, any Person any property; (b) open bank accounts and otherwise invest the funds of the Company; (c) purchase insurance on the business and assets of the Company; (d) commence lawsuits and other proceedings; (e) enter into any agreement, instrument or other writing; (f) retain accountants, attorneys or other agents and (g) take any other lawful action that the Board of Managers consider necessary, convenient or advisable in connection with any business of the Company.

4.5 No Exclusive Duty to Company. The Managers shall not be required to manage the Company as their sole and exclusive function, and they may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right pursuant to this Agreement to share or participate in such other business interests or activities or to the income or proceeds derived therefrom. The Managers shall incur no liability to the Company or any Member as a result of engaging in any other business interests or activities. To the fullest extent permitted by law, each of the Members waives any and all fiduciary and other duties imposed on the Manager and each other Member under any applicable law, rule or regulation and acknowledge and agree that in managing the Company, the Manager is entitled to make any and all decisions solely in its best interest without regard to or consideration of the interests of the Members.

4.6 Resignation. A Manager may resign as Manager at any time on notice to the Company. The resignation of a Manager shall take effect upon receipt of such notice or at any later time specified in such notice. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of a Member.

4.7 Removal. A Manager may be removed or replaced with or without cause by the vote of the Members, entitled to vote thereon, in accordance with Section 3.7 hereof. The removal of a Manager who is also a Member as a Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member.

4.8 Vacancies. Any vacancy occurring for any reason on the Board of Managers may be filled by the affirmative vote of the Members pursuant to Section 3.7. A Manager elected to fill a vacancy on the Board of Managers shall be elected for the unexpired term of the Manager's predecessor in office and shall hold office until the expiration of such term and until the Manager's successor has been elected and qualified. A Manager chosen to fill a position resulting from an increase in the number of Managers shall hold office until the next annual meeting of Members and until a successor has been elected and qualified.

4.9 Salaries. The salaries and other compensation of the Managers shall be fixed from time to time by the vote of the Members in accordance with Section 3.7 hereof. No Manager shall be prevented from receiving such a salary or other compensation because such Manager is also a Member.

4.10 Officers.

(a) The Board of Managers may designate one or more individuals, who may or may not be Members or Managers, as officers of the Company, who shall have such titles and exercise and perform such powers and duties as shall be assigned to them from time to time by the Board of Managers. Any officer may be removed by action of the Board of Managers at any time, with or without cause. Each officer shall hold office until his or her successor is elected and qualified. Any number of offices may be held by the same individual. The salaries and other compensation of the officers shall be fixed by the Board of Managers.

(b) In the case of the absence or illness of any officer of the Company, or for any other reason that the Board of Managers may deem sufficient, the Managers may delegate and assign, for the time being, the powers and duties of any officer to any other officer or to any Manager.

4.11 Extraordinary Transactions. Notwithstanding anything else in this Agreement, approval of the Members in accordance with Section 3.7 hereof, shall be necessary for the consummation of any of the following events:

(a) the transfer by a Member of any Membership Units;

(b) the dissolution of the Company as provided in Section 8.l(a);

(c) the dissolution of the Company within ninety (90) days following the bankruptcy, death, dissolution, incapacity or withdrawal of any Member or the occurrence of any other event that terminates the continued membership of any Member, as provided in Section 8.l(b);

(d) any Terminating Capital Transaction;

(e) the merger, consolidation or combination of the Company with any other Person;

(f) the incurrence of indebtedness by the Company;

(g) the sale, exchange, lease, pledge, or granting of a security interest in any of the assets of the Company other than in the ordinary course of its business;

(h) the admission of an additional Member;

(i) any change in the number of the Managers of the Company;

(j) any change in the compensation of any Manager or of any Member (or their Affiliates); or

(k) the purchase of Membership Units by the Company pursuant to Section 7.2.

4.12 *Amendments.* This Agreement and the Certificate of Formation may be amended from time to time in writing in accordance with the following:

(a) upon a vote of the Members in accordance with Section 3.7; or

(b) if the amendment is an amendment of Schedule A or Schedule B hereto, whenever required by a provision of this Agreement.

ARTICLE V
DISTRIBUTIONS

5.1 Ownership of Membership Units. Each Member shall own Membership Units in the amounts set forth for such Member in Schedule A. Schedule A and/or Schedule B shall be amended from time to time by the Board of Managers to the extent necessary to accurately reflect redemptions, the issuance of additional Membership Units, the admission of additional Members, or similar events having an effect on any item set forth therein..

5.2 Loans by Members. A Member may, but is not obligated to, loan or cause to be loaned to the Company such additional sums as the Members deem appropriate and necessary for the conduct of the Company's business: provided, however, that such loan, and the terms and conditions thereof, is approved by the vote of the Members in accordance with Section 3.7 hereof.

5.3 Distributions. Except as otherwise provided in Article VIII, Distributions shall be made at such times and in such amounts as may be determined solely by the Board of Managers, to the Members, pro rata in accordance with their Percentage Interests.

5.4 Distributions Upon Liquidation. Proceeds from a Terminating Capital Transaction and any other cash received or reductions in reserves made after commencement of the liquidation of the Company shall be distributed to the Members in accordance with Article VIII.

ARTICLE VI
TAXES

6.1 Preparation of Tax Returns. The Managers shall arrange for the preparation and timely filing of all returns of Company income, gains, deductions, losses and other items required of the Company for federal and state income tax purposes and shall use all reasonable efforts to furnish, within ninety (90) days of the close of each taxable year, the tax information reasonably required by Members for federal and state income tax reporting purposes.

6.2 Withholding. Each Member hereby authorizes the Company to withhold from or pay on behalf of or with respect to such Member any amount of federal, state, local, or foreign taxes that the Company is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to this Agreement, including, without limitation, any taxes required to be withheld or paid by the Company pursuant to Sections 1441, 1442, 1445, or 1446 of the Code. Any amount paid on behalf of or with respect to a Member shall constitute a loan by the Company to such Member, which loan shall be repaid by such Member within fifteen (15) days after notice from the Company that such payment must be made.

ARTICLE VII
TRANSFERS OF MEMBERSHIP UNITS

7.1 *Transfers in General.* The sale, transfer, assignment, pledge or other disposition of any interest in any Membership Unit (whether with or without consideration and whether voluntarily or involuntarily or by operation of law), directly or indirectly, to another Person is referred to herein as a "Transfer" and to take such action is referred to herein as to "Transfer". No Member shall Transfer any Membership Units (or any interest in any Membership Units), unless such Transfer is made (a) to a Permitted Transferee or (b) in compliance with the provisions of Section 7.1 and Section 7.2. In no event, shall any Transfer of Membership Units (other than to a Permitted Transferee or in a sale of the entire Company) pursuant to this Article VII be made by any Member for any consideration other than cash payable upon consummation of such Transfer or in installments over time.

7.2 Right of First Refusal.

(a) Notice of Proposed Transfer. Subject to the terms and conditions set forth in this Article VII, at least forty-five (45) days prior to the proposed Transfer of any Membership Units held by any Member, the transferring Member (the "Transferring Holder") shall deliver a written notice (the "Offer Notice") to the Company and each of the Members. The Offer Notice shall disclose in reasonable detail the identity of the prospective transferee(s), the number of Membership Units contemplated to be transferred (the "Available Units"), the cash price for the Membership Units and the other terms and conditions of the proposed Transfer. The Transferring Holder shall not consummate such proposed Transfer until at least forty-five (45) days after the delivery of the Offer Notice, unless the parties to the Transfer have been finally determined pursuant to this Section 7.2 prior to the expiration of such 45-day period (the date of the first to occur of (x) the expiration of such 45-day period after delivery of the Offer Notice or (y) such final determination is referred to herein as the "Authorization Date").

(b) Exercise of Right of First Refusal. The Company shall have ten (10) days from receipt of the Offer Notice to accept the Available Units offered in the Offer Notice in full or in part. To the extent that the Company has not agreed to purchase all of the Available Units, the Company shall notify each Member that such Member is entitled to purchase a portion of the remaining Available Units by delivering written notice (the "Available Unit Purchase Notice") to the Members and the Transferring Holder within fifteen (15) days following delivery of the Offer Notice setting forth the maximum number of the remaining Available Units which such Members may purchase. The Members shall have thirty (30) days after delivery of the Available Unit Purchase Notice to elect, in writing, to purchase remaining Available Units. Remaining Available Units shall first be allocated to each such Member in an amount equal to the lesser of (A) the maximum amount specified by each such Member in such Members Available Unit Purchase Notice response and (B) such Member's pro rata share of all Membership Units held by all such Members. If all of the remaining Available Units offered to such Members are not fully subscribed by such Members, the un-subscribed Available Units shall be allocated to the Members purchasing their pro rata share and indicating in their response to the Available Unit Purchase Notice a desire to acquire any Available Units that are available because of under- subscription and if such Members collectively indicate an interest in acquiring additional Available Units in an amount in excess of the aggregate amount of Available Units remaining, such remaining Available Units will be allocated among such Members pro rata in accordance with their respective holdings of Membership Units.

(c) Closing of Transfer to Company and/or Members. If the Company and the Members have elected to purchase all of the remaining Available Units hereunder, the Transfer of such Available Units to the Company and the accepting Members shall be consummated as soon as practical after the delivery of the election notice(s) to the Transferring Holder, but in any event within fifteen (15) days after the Authorization Date.

(d) Transferring Holder's Right to Transfer. If the Company and the Members do not elect, in the aggregate, to purchase all of the Available Units offered in the Offered Notice from the Transferring Holder, the Transferring Holder shall have the right, within the ninety (90) days following the Authorization Date, to Transfer all of such Available Units to the transferee(s) specified in the Offer Notice in the amounts specified in the Offer Notice at a price not less than the price per unit specified in the Offer Notice and on other terms no more favorable to the transferee(s) thereof than specified in the Offer Notice.

(e) Re-offer. Any Available Units not so Transferred within such 90-day period shall be reoffered to the Company and the Members pursuant to this Section 7.2 prior to any subsequent Transfer.

(f) Non-applicability. The provisions of this Section 7.2 shall not apply to a Transfer made to a Permitted Transferee, a Transfer where the consideration is not entirely cash or a sale that is subject to Section 7.3 hereof.

7.3 Drag-Along Rights. Notwithstanding anything to the contrary herein, the holders of more than 50% of the Company's Membership Units (the *"Triggering Holder")* may sell all or a portion of their Membership Units to an unaffiliated third party as part of a sale of all or a portion of the equity of the Company to the third party. If the Triggering Holder proposes to sell all or any portion of his, her or its Membership Units to an unaffiliated third party pursuant to a bona fide sale in a single transaction or series of related transactions, the Triggering Holder shall have the right to include the other Members' Membership Units in the sale (the *"Drag-Along")* by providing the other Members with written notice containing the terms of the Drag-Along (the *"Drag-Along Notice").* Upon receipt of the Drag-Along Notice, the other Members shall take all necessary and desirable actions in connection with the consummation of the Drag-Along in order to effectively vest good title, right and interest, free and clear of all liens, claims, encumbrances and restrictions of any kind, in such third party on the same terms and conditions and for the same consideration per Membership Unit as is applicable to the Triggering Holder within not more than thirty (30) days following the Drag-Along Notice. Each other Member will bear his pro rata share of the costs and expenses incurred in connection with such sale to the extent such costs and expenses are not paid by the third party. Any transaction subject to the Drag-Along shall not be subject to the Transfer requirements set forth in Section 7.2 hereinabove.

7.4 Effect of Assignment.

(a) Termination of Rights. Any Member who shall assign any Membership Units or other interest in the Company shall cease to be a Member with respect to such Membership Units or other interest and shall no longer have any rights or privileges of a Member with respect to such Membership Units or other interest. A Transfer shall not otherwise eliminate the Member's entitlement to any rights associated with the Member's remaining interest and shall not cause the Member to be released from any liability to the Company or any other Person solely as a result of the Transfer.

(b) Deemed Agreement. Any Person who acquires in any manner whatsoever any Membership Units or other interest in the Company, irrespective of whether such Person has accepted and adopted in writing the terms and provisions of this Agreement, shall be deemed by the acceptance of the benefits of the acquisition thereof and any agreement pursuant to which the Membership Units were acquired, as applicable, to have agreed to be subject to and bound by all of the terms and conditions of this Agreement that any predecessor in such Membership Units or other interest in the Company of such Person was subject to or by which such predecessor was bound.

(c) Assignee's Rights. A Transfer of Membership Units permitted hereunder shall be effective as of the date of assignment and compliance with the conditions to such Transfer and such Transfer shall be shown on the books and records of the Company. Unless and until an assignee becomes a Substituted Member pursuant to Section 7.6, the Assignee shall not be entitled to any of the rights or privileges granted to a Member hereunder or under applicable law, other than the rights and privileges specifically granted to Assignees pursuant to this Agreement.

7.5 Additional Restrictions on Transfer.

(a) Restrictions. Membership Units are transferable only pursuant to (i) public offerings registered under the Securities Act, (ii) Rule 144 or Rule 144A of the Securities and Exchange Commission (or any similar rules then in force) if such rule is available, (iii) an exemption under applicable securities law, and (iv) other legally available means of transfer permitted by this Agreement.

(b) Execution of Counterpart. Each transferee of Membership Units or other interests in the Company shall, as a condition prior to such Transfer, execute and deliver to the Company an Adoption Agreement in the form of Exhibit B pursuant to which such Transferee shall agree to be bound by the provisions of this Agreement.

(c) Notice. In connection with the Transfer of any Membership Units, the holder of such Membership Units will deliver written notice to the Company describing in reasonable detail the Transfer or proposed Transfer.

(d) Legal Opinion. No Transfer of Membership Units or any other interest in the Company may be made unless in the opinion of counsel, satisfactory in form and substance to the Board of Managers (which opinion may be waived by the Board of Managers), such Transfer would not violate any federal securities laws or any state or provincial securities or "blue sky" laws (including any investor suitability standards) applicable to the Company or the interest to be Transferred, or cause the Company to be required to register as an "Investment Company" under the U.S. Investment Company Act of 1940, as amended. Such opinion of counsel shall be delivered in writing to the Company prior to the date of the Transfer.

7.6 Assignees; Substituted Members.

(a) Unless the assignee of any Membership Unit is admitted as a Substituted Member as provided in Section 7.6(b) (or is the Company or another Member), (i) the assignee shall only have only the rights of the transferring Member in the Company income, gain, loss, deductions and distributions rights, (ii) the assignee shall have no right to vote on Company matters, inspect Company books and records or otherwise participate in Company affairs, and (iii) the interest of the assignee shall be disregarded for purposes of determining whether Members owning the required Membership Units have voted on any matter requiring a vote of the Members.

(b) An assignee of the whole or any portion of the transferring Member's Membership Units, validly assigned pursuant to this Article VII, may become a "Substituted Member" in the place of the transferring Member, to the extent of the Membership Units validly transferred, if all of the following conditions are satisfied:

(i) A fully executed and acknowledged written instrument of assignment has been filed with the Company which sets forth the intention of the transferring Member that the assignee become a Substituted Member in its place, to the extent of the Membership Units assigned;

(ii) The assignee executes and acknowledges an Adoption Agreement and such other instruments, in form and substance reasonably satisfactory to the Board of Managers, as are reasonably necessary or desirable to effectuate the admission and to confirm the agreement of the assignee to be bound by all the terms and provisions of this Agreement with respect to the Membership Units acquired; and

(iii) The Board of Managers approves the admission of the assignee as a Substituted Member, provided, that no such approval shall be required to admit any assignee or transferee of any Person that acquired Membership Units pursuant to a transfer permitted by Article VII.

(c) Notwithstanding anything to the contrary in this Agreement, both the Company and the Board of Managers will be entitled to treat the transferring Member as its absolute owner in all respects, and will incur no liability for Distributions made in good faith to that Member, until a written assignment that conforms to the requirements of this Article VII has been received by the Company and accepted by the Board of Managers.

7.7 Amendment of Schedule. As soon as reasonably practicable following a transaction described in this Article VII, the Board of Managers will, without the need for the consent of the Members, amend Schedule A to reflect the names of the Members, the number of Membership Units held and the Percentage Interests of the Members immediately after the transaction. Such revised Schedule A shall replace in its entirety the Schedule A in effect immediately prior to the transaction. Upon the request of a Member, the Board of Managers will distribute the then-current Schedule A to the requesting Member.

7.8 Involuntary Transfer.

(a) Any Person who becomes the holder or possessor of any Membership Unit of the Company by virtue of any judicial process, attachment, bankruptcy, receivership, execution, or judicial sale, including, without limitation, any person to whom such Membership Unit shall have been transferred pursuant to a court order in a matrimonial action (regardless of whether such Membership Unit be deemed a voluntary or involuntary transfer), shall immediately offer all of such Membership Units to the Company whenever requested by the Company, at a purchase price equal to the then book value per Membership Unit as shown on the financial statements of the Company multiplied by the total number of Membership Units held by such Person.

(b) Any sale under this Section 7.8 shall be closed at the office of the Company at 10:00 a.m. on the thirtieth (30th) day following the date of the Company's request described above in Section 7.8(a), or at such other time and place as shall be mutually agreeable to the parties to such closing. At such closing, the purchase price shall be paid in full in cash or by certified check.

7.9 Legend.

In the event that certificated Membership Units are issued, such certificated Membership Units will bear the following legend:

> "THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAWS ("STATE ACTS") AND MAY NOT BE SOLD, ASSIGNED, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR STATE ACTS OR AN EXEMPTION FROM REGISTRATION THEREUNDER. THE TRANSFER OF THE UNITS REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE CONDITIONS SPECIFIED IN AN OPERATING AGREEMENT AS AMENDED AND MODIFIED FROM TIME TO TIME, GOVERNING THE ISSUER (THE "COMPANY"), BY AND AMONG ITS MEMBERS (THE "LLC AGREEMENT"), A COPY OF WHICH SHALL BE FURNISHED UPON REQUEST."

To the extent applicable, certificated Membership Units may also bear a legend in substantially the following form:

> "THE UNITS REPRESENTED BY THIS CERTIFICATE MAY ALSO BE SUBJECT TO CERTAIN RESTRICTIONS SET FORTH IN THE LLC AGREEMENT AND/OR A SEPARATE AGREEMENT WITH THE INITIAL HOLDER, A COPY OF WHICH SHALL BE FURNISHED BY THE COMPANY UPON WRITTEN REQUEST AND WITHOUT CHARGE."

If a Member holding certificated Membership Units delivers to the Company an opinion of counsel, satisfactory in form and substance to the Board of Managers (which opinion may be waived by the Board of Managers), that no subsequent Transfer of such Membership Units will require registration under the Securities Act, the Company will promptly upon such contemplated Transfer deliver new certificated Membership Units which do not bear the portion of the restrictive legend relating to the Securities Act set forth in this Section 7.10.

7.10 Transfer Fees and Expenses. The transferor and transferee of any Membership Units or other interest in the Company shall be jointly and severally obligated to reimburse the Company for all reasonable expenses (including attorneys' fees and expenses) of any Transfer or proposed Transfer, whether or not consummated.

7.11 Resignation; Void Assignment. No Members shall have the right to resign or withdraw as a Member. In the event of any Transfer in contravention of this Agreement, the purported transferee shall have no right to any profits, losses or Distributions of the Company or any other rights of a holder.

ARTICLE VIII
DISSOLUTION

8.1 Dissolution.

(a) The Company shall be dissolved and its affairs shall be wound up upon the affirmative vote of the Members in accordance with Section 3.7.

(b) In the event of the bankruptcy, death, dissolution, or incapacity of any Member or the occurrence of any other event that terminates the continued membership of any Member, the remaining Members shall have the right to continue the Company and the Company shall continue, unless within ninety (90) days after such event, the remaining Members vote in accordance with Section 3.7 to dissolve the Company.

8.2 Winding Up and Liquidation.

(a) Upon the occurrence of an event set forth in Section 8.l(a) (a "Liquidating Event"), the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members. No Member shall take any action that is inconsistent with, or not necessary to, or appropriate for, the winding up of the Company's business and affairs. The Managers or, in the event there are no remaining Managers, any Person elected by a majority in interest of the Members (the Managers or such other Person being referred to herein as the "Liquidator"), shall be responsible for overseeing the winding up and dissolution of the Company and shall take full account of the Company's liabilities and property and the Company property shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom shall be applied and distributed in the following order:

(i) First, to the payment and discharge of all of the Company's debts and liabilities to its creditors, including Members who are creditors; and

(ii) The balance, if any, to the Members in accordance with their Percentage Interests.

(b) Notwithstanding the provisions of Section 8.2(a) hereof which require liquidation of the assets of the Company, but subject to the order of priorities set forth therein, if prior to or upon dissolution of the Company, the Liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or would cause undue loss to the Members, the Liquidator may, in its sole and absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Company (including those to Members as creditors) and/or distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 8.2(a) hereof, undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distributions in kind shall be made only if, in the good faith judgment of the Liquidator, such distributions in kind are in the best interest of the Members, and shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operation of such properties at such time. The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable method of valuation as it may adopt.

(c) In the discretion of the Liquidator, a pro-rata portion of the distributions that would otherwise be made to the Members pursuant to this Article VIII may be:

(i) distributed to a trust established for the benefit of the Members for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company or the Members arising out of or in connection with the Company. The assets of any such trust shall be distributed to the Members from time to time, in the reasonable discretion of the Liquidator, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Members pursuant to this Agreement; or

(ii) withheld or escrowed to provide a reasonable reserve for Company liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Company, provided, that such withheld or escrowed amounts shall be distributed to the Members in the manner and order of priority set forth in Section 8.2(a) as soon as practicable.

8.3 Articles of Dissolution. Within ninety (90) days following the dissolution and the commencement of winding up of the Company, or at any other time there are no Members, articles of dissolution shall be filed with the Delaware Secretary of State pursuant to the Act.

8.4 Rights of Members. Except as otherwise provided in this Agreement, each Member shall look solely to the assets of the Company and shall have no right or power to demand or receive property other than cash from the Company. Except as otherwise provided in this Agreement, no Member shall have priority over any other Member as to the distribution upon liquidation of the Company.

ARTICLE IX
INDEMNIFICATION

9.1 Limitation of Liability. Except as otherwise required by the Act, no Manager or officer, if any, shall be liable to the Company or any other Member for any loss or damage sustained by the Company or any Member unless such Manager or officer has failed to comply with Section 4.2 or 4.10, as the case may be, with respect to the actions or occurrences giving rise to such loss or damage.

9.2 Indemnification . To the maximum extent permitted under the Act, the Company shall indemnify and hold harmless each Manager and officer, if any, from and against all claims and demands unless such Manager and officer, if any, has acted (a) in bad faith, (b) with deliberate dishonesty, or (c) for personal financial profit or other advantage to which he or she is not legally entitled, with respect to the actions or occurrences giving rise to such claims and demands.

9.3 Reimbursement. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Manager and officer, if any, for reasonable legal or other expenses (as incurred) of such Manager or officer, in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any claim or demand for which such person may be indemnified pursuant to Section 9.2, provided, that if it is finally judicially determined that such person is not entitled to the indemnification provided by Section 9.2, then such person shall promptly reimburse the Company for any reimbursed or advanced expense.

ARTICLE X
GENERAL PROVISIONS

10.1 Notices. Except as otherwise provided in this Agreement or required by law, any notice, demand or other communication required or permitted to be given pursuant to this Agreement shall have been sufficiently given for all purposes if (a) delivered personally to the Person or to an executive officer of the Person to whom such notice, demand or other communication is directed or (b) sent by first-class mail, postage prepaid, addressed to the Person at his, her or its address set forth in this Agreement. Except as otherwise provided in this Agreement, any such notice shall be deemed to be given three business days after it was mailed.

10.2 Entire Agreement/Amendments. This Agreement and the Certificate of Formation contain the entire agreement among the Members with respect to the subject matter hereof No amendment of this Agreement or the Certificate of Formation shall be effective unless made in accordance with Section 4.12 hereof.

10.3 Waiver. No failure of a Member to exercise, and no delay by a Member in exercising, any right or remedy under this Agreement shall constitute a waiver of such right or remedy. No waiver by a Member of any such right or remedy under this Agreement shall be effective unless made in a writing duly executed by all Members and specifically referring to each such right or remedy being waived.

10.4 Severability. If any of the terms of this Agreement are declared to be illegal or unenforceable by any court or tribunal of competent jurisdiction, such term or terms shall be null and void and shall be deemed deleted from this Agreement with respect to the jurisdiction of that court or tribunal; provided, however, that all the remaining terms hereof shall remain in full force and effect.

10.5 Binding Effect and Benefit. This Agreement shall be binding upon and inure to the benefit of all Members, and each of the permitted successors and assignees of the Members. No party may assign rights or delegate obligations hereunder except pursuant to the provisions hereof Nothing in this Agreement is intended to benefit any person not a party hereto.

10.6 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

10.7 Governing Law. This Agreement shall be governed by, and interpreted and construed in accordance with, the laws of the State of Delaware, without regard to principles of conflict of laws.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMPANY:

ARTISANAL DISTILLATES LLC

By: ________________________

MEMBER:

____

SCHEDULE A

Holders	Capital Contribution	Number of Membership Units

SCHEDULE B

Name Of Member	Property Contributed	Asset Value of Contributed Property	Adjusted Basis of Contributed Property

EXHIBIT A

OPERATING PROCEDURES

ARTICLE 1

Member's Action

Section 1. Meetings. Meetings of the Members, except as otherwise required by law, may be called to be held at the principal business office of the Company or elsewhere by any Member holding not less than 51% of the Membership Units entitled to vote. Such call shall state the purpose or purposes of the proposed meeting. Unless all of the Members entitled to vote are present at the meeting in person or by telephone and not by proxy, business transaction at a meeting of Members shall be confined to the subjects stated in the call and matters germane thereto.

Section 2. Notice of Member's Meetings. Written notice of every meeting of Members shall be given in the manner required by law not less than ten (10) nor more than sixty (60) days before the date of the meeting to each Member entitled to vote at the meeting. If mailed, such notice is given when deposited in the United States Mail, with postage thereon prepaid, directed to the Member at the Member's address as it appears in the records of the Company, or if the Member shall have filed with the Company a written request that notices to the Member be mailed to some other address, then directed to such other address. The notice shall state the purpose or purposes of the meeting, the place, date and hour of the meeting and, shall indicate that it is being issued by or at the direction of the Person or Persons calling the meeting.

Section 3. Waiver of Notice. Notice of a Members' meeting need not be given to any Member who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any Member at a Members' meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting shall constitute a waiver of notice by such Member.

Section 4. Quorum. At every meeting of the Members, except as otherwise provided by law or these operating procedures, a quorum must be present for the transaction of business and a quorum shall consist of the Members holding not less than 80% of all Membership Units entitled to vote present either in person or by proxy. When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any Members.

Section 5. Adjournments. The Members who are present in person or by proxy at any meeting of Members, whether or not they constitute a quorum, shall have the power by a vote of not less than a majority of all Membership Units entitled to vote to adjourn the meeting from time to time. Subject to any notice required by law, at any adjourned meeting at which a quorum is present any business may be transacted which might have been transacted on the original date of the meeting. Notice of an adjourned meeting need not be given if the time and place of the adjourned meeting are announced at the original meeting.

Section 6. Proxies. All questions that shall come before a meeting shall be decided by the vote of the Members required by Section 3.7 of the Agreement. A Member may vote either in person or by written proxy signed by the Member or by a duly authorized attorney-in-fact and delivered to the Company. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Member executing it or the Member's personal representatives, unless it is entitled "irrevocable proxy", in which event its revocability shall be determined by the law of the State of New York in effect at the time.

Section 7. Meetings by Conference Telephone. Any one or more Members may participate in a meeting of such Members by means of a conference telephone or similar communications equipment by means of which all persons participate in the meeting can hear each other. Participation by such means shall constitute presence in person at the meeting.

Section 8. Action By Members Without A Meeting.

(a) Whenever Members are required or permitted to take any action by vote, such action may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the Members who hold the voting interests having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the Members entitled to vote therein were present and voted and shall be delivered to the Company.

(b) Every written consent shall bear the date of signature of each Member who signs the consent, and no written consent shall be effective to take the action referred to therein unless written consents signed by a sufficient number of Members to take the action are delivered to the office of the Company, its principal place of business or a Manager, employee or agent of the Company having custody of the records of the Company. Delivery made to such office, principal place of business or Manager, employee or agent shall be by hand or by certified or registered mail, return receipt requested.

(c) Prompt notice of the taking of any action without a meeting by less than unanimous written consent shall be given to those Members who have not consented in writing but who would have been entitled to vote thereon had such action been taken at a meeting.

ARTICLE II

Managers' Action

Section 1. Quorum. At all meetings of the Board of Managers, except as otherwise provided by law, the Certificate of Formation or these operating procedures, a quorum shall be required for the transaction of business and shall consist of a majority of the Managers.

Section 2. Procedure. The order of business and all other matters of procedure at every meeting of the Board of Managers may be determined by the Managers.

Section 3. Voting. Except as otherwise provided by law, the Certificate of Formation or these operating procedures, all questions that shall come before a meeting of the Board of Managers shall be decided by the affirmative vote of a majority of the Managers.

Section 4. Action Without a Meeting. Any action required or permitted to be taken by a vote of the Managers may be taken without a vote if the Managers consent thereto in writing and the writing is filed with the records of the Company.

Section 5. Proxies. The Managers shall not be permitted to participate in meetings of the Managers by means of a proxy.

EXHIBIT B

ADOPTION AGREEMENT

THIS ADOPTION AGREEMENT ("Agreement") is made as of the ____day of ______, 2021, by and between ARTISANAL DISTILLATES LLC (the "Company") and _____________________ (the "Transferee").

WHEREAS, a Member of the Company is transferring certain Membership Units in the Company to the Transferee; and

WHEREAS, the Transferee desires to become a Member of the Company with respect to such transferred Membership Units.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Transferee hereby agree as follows:

1. By executing this Agreement, the Transferee hereby adopts, and agrees to be bound by that certain Amended and Restated Operating Agreement of the Company dated as of March 10, 2021 (the "Operating Agreement").

2. Upon execution of this Agreement, the Transferee shall be deemed to be a Member of the Company, as defined in the Operating Agreement, and shall have all of the rights, benefits, duties and obligations thereof.

3. This Agreement is expressly made for the benefit of the Company and of each of its past, current and future Members, and each such Member shall be deemed to be a third-party beneficiary hereof

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IN WITNESS WHEREOF, the Company and the Transferee have executed this Agreement as of the date first written above.

COMPANY:

ARTISANAL DISTILLATES LLC

By: ___________________________

TRANSFEREE:

____